FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For October 5, 2006
Commission File Number 0- 50822

    NORTHWESTERN MINERAL VENTURES INC.
(Translation of Registrant's name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

This Form 6-K consists of:

‘‘Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce results from the lake-bottom sediment survey for the North Rae uranium property in northern Quebec, Canada. Findings have revealed five strong and extensive uranium anomalies.

The largest anomaly represents an almost continuous zone averaging nine miles (15 kilometers) long by one-to-four miles (two-to-six kilometers) wide. The zone contains uranium values ranging from 98 parts per million uranium (ppm U) to 970 ppm U. The second largest anomaly, which remains open, is located approximately six miles (10 kilometers) to the southwest and measures six miles (10 kilometers) long and one-to-four miles (two-to-six kilometers) wide. Within this zone, uranium values range from more than 100 ppm U to a peak value of 1,320 ppm U. The remaining three anomalies are sharply defined and have values of more than 100 ppm U with a peak value of 704 ppm U.

‘‘We are excited by these results as they confirm high uranium values in areas that were believed to be highly prospective based on research and proprietary modelling technology by our partner Azimut Exploration,’’ said Marek J. Kreczmer, President and CEO of Northwestern. ‘‘Northwestern’s interest in North Rae was founded on the strength of this methodology and our findings to date further underscore the property’s significant potential. The proprietary model will now be applied to this current group of results to further delineate the highest priority areas for a future drill program.’’

All of the anomalies overlie paragneiss, orthogneiss, granite and pegmatite, as well as two regional scale faults, which are rock formations are often associated with previously discovered uranium deposits around the world. Previously reported radioactive rock samples, reported in a press release dated August 9, 2006, occur within the areas defined by the lake-bottom sediment anomalies described above.

A total of 356 samples were collected during systematic coverage of the lake. Northwestern has also completed an airborne geophysical survey covering 1,700 line miles (2,730 line kilometers) as well as a rock sampling program for the property. Results for these exploration activities are pending.

The North Rae Uranium Project consists of three blocks representing 701 claims, with a total area of 77,960 acres (31,550 hectares). Northwestern has the right to earn up to 65% ownership of North Rae from Azimut Exploration Inc. (TSX-V: AZM), as announced in a press release dated March 6, 2006.

QUALITY ASSURANCE

The exploration work was conducted by Réjean Girard, P.Geo., and Olivier Gerbeau, Ph.D., of IOS Services Geoscientifiques Inc. of Chicoutimi, Quebec. Lake sediment samples were submitted to Activation Laboratories Ltd. in Lancaster, Ontario for analysis. Activation Laboratories is an ISO-IEC 17025 accredited laboratory.

OPTIONS UPDATE

Northwestern granted 100,000 stock options to one of its employees to acquire common shares of the Company at an exercise price of C$0.40 until September 20, 2011.’’

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.
By: /s/ Marek Kreczmer Marek Kreczmer President and CEO

Date: October 5, 2006